UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

Rao Akella
121 Stonegate Rd.

Lake Forest, IL 60045

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):
Rao Akella

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

	7	Sole Voting Power:
21,612,789
Number of Shares Beneficially Owned by Each Reporting Person With
	8	Shared Voting Power:
-

	9	Sole Dispositive Power:

21,612,789

	10	Shared Dispositive Power:
-

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

21,612,789

13	Percent of Class Represented by Amount in Row (11):
17.1%[1]

14	Type of Reporting Person (See Instructions):
IN

1 Based on Akorn, Inc’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2019, there were 126,145,832 shares of common stock outstanding as of October 23, 2019.

Item 1.     Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Akorn, Inc., a Louisiana corporation (the “Issuer” or “Akorn”).  The address of the principal executive offices of the Issuer is 1925 W. Field Court, Suite 300, Lake Forest, Illinois, 60045; its telephone number is (847) 279-6100.

This Amendment is being filed to disclose the transactions described in Item 5(c) below. Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D.

Item 5.	Interest In Securities of the Issuer

(a) – (b):

The Facing Page for the Reporting Person sets forth the aggregate number and percentage of Common Stock of Akorn of which the Reporting Person is the beneficial owner.

The shares of Common Stock reported on the Facing Page over which the Reporting Person has sole dispositive and voting power include the following:

(i) 15,050,000 shares of Common Stock owned by Akorn Holdings, LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the Managing General Partner. As President and sole director of EJ Financials Enterprises, Inc., the Reporting Person has voting and dispositive power over these shares.

(ii) 1,700 shares of Common Stock owned by several trusts (the “Trust”), of which the Reporting Person is the sole trustee but not a beneficiary;

(iii) 3,590,445 shares of Common Stock owned by EJ Funds LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the Managing General Partner. The Reporting Person serves as President and sole director of the Managing General Partner;

(iv) 2,970,644 shares of Common Stock held by EJ Financial/ Akorn Management LP of which Pharma Nevada, Inc. is the Managing General Partner and the Reporting Person is the President and Director of Pharma Nevada, Inc.; and

(v) Does not include 2,481,164 shares of Common Stock owned by the John and Editha Kapoor Charitable Foundation and the Editha House Foundation over which the Reporting Person has shared dispositive and voting power with at least two other persons.

(c) Annex C, attached hereto, sets forth transactions in the Shares that were effected during the 60-day period ended December 23, 2019. The transactions in the Shares described on Annex C were effected on securities exchanges unless otherwise indicated therein.

(d) Inapplicable.

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2019	/s/ Rao Akella, as trustee
Rao Akella

ANNEX C

The following tables sets forth sales of Common Stock made by the Reporting Person during the 60-day period ended December 23, 2019:

Date Sold	Number Of Shares Sold	Selling Price Per Share
11/21/2019	34,919	$3.8373
11/22/2019	70,681	$3.8472
11/25/2019	97,332	$4.0701
11/26/2019	156,518	$3.8379
11/27/2019	114,910	$3.8016
11/29/2019	38,920	$3.8120
12/02/2019	87,496	$3.7960
12/03/2019	210,437	$3.8487
12/04/2019	134,243	$3.8380
12/05/2019	77,226	$3.7729
12/06/2019	3,936	$3.7543
12/06/2019	12,237	$3.7643
12/06/2019	3,900	$3.7528
12/06/2019	4,694	$3.7517
12/06/2019	2,787	$3.7556
12/06/2019	1,472	$3.7500
12/09/2019	4,518	$3.7536
12/09/2019	3,118	$3.7548
12/09/2019	2,788	$3.7537
12/09/2019	2,819	$3.7531
12/10/2019	4,920	$3.7501
12/10/2019	5,058	$3.7504
12/10/2019	4,586	$3.7501
12/10/2019	2,794	$3.7500
12/12/2019	200	$3.7500
12/13/2019	4,888	$3.6007
12/13/2019	400	$3.6000
12/16/2019	6,362	$3.4357
12/16/2019	5,832	$3.4015
12/16/2019	2,700	$3.4370
12/17/2019	65,667	$3.0871
12/20/2019	1,000,000	$1.7818
12/20/2019	1,000,000	$1.7402
12/20/2019	11,640	$1.6913
12/20/2019	23,279	$1.7104
12/23/2019	5,000	$1.6520
12/23/2019	185,539	$1.6800
12/23/2019	185,539	$1.6800
12/23/2019	853,107	$1.6800
Total	4,432,462